                                                                 EXHIBIT (a)(14)

     Pure Resources Completes Tender Offer for Hallwood Energy Corporation

Midland, Texas, May 16, 2001 -- Pure Resources, Inc. (NYSE: PRS) announced today that its indirect wholly-owned subsidiary Pure Resources II, Inc. has successfully completed its initial tender offer and subsequent offering period for all of the outstanding shares of common stock of Hallwood Energy Corporation (Nasdaq: HECO) at a price of $12.50 per share and all the outstanding shares of Series A Cumulative Preferred Stock of Hallwood at a price of $10.84 per share.

The subsequent offering period expired at 12:00 midnight, New York City time, on Tuesday, May 15, 2001, and on May 16 Pure Resources had accepted for payment an aggregate of approximately 8,291,547 shares of Hallwood common stock that had been tendered (including approximately 910 shares that were guaranteed to be delivered), which represent approximately 86 percent of the issued and outstanding shares of Hallwood common stock as of May 15, 2001. Pure Resources also accepted for payment an aggregate of approximately 1,826,993 shares of Hallwood Series A Cumulative Preferred Stock that had been tendered (including approximately 28 shares that were guaranteed to be delivered), which represent approximately 81 percent of the issued and outstanding shares of Hallwood Series A Cumulative Preferred Stock as of May 15, 2001.

Pure Resources and Hallwood announced the signing of a definitive merger agreement on March 30, 2001. Pure Resources expects the merger of Pure Resources II, Inc. and Hallwood to be completed as soon as practicable. As a result of the merger, shares of Hallwood common stock that remain outstanding will be converted into the right to receive the same $12.50 per share in cash, without interest, and shares of Hallwood Series A Cumulative Preferred Stock that remain outstanding will be converted into the right to receive the same $10.84 per share in cash, without interest or further dividends. Following the merger, Hallwood will become a subsidiary of Pure Resources.

Pure Resources, Inc. is an independent exploration and production company that develops and produces oil and natural gas in the Permian Basin, the San Juan Basin, the Gulf Coast, and the Gulf of Mexico. In addition, Pure Resources recently completed a $261 million acquisition of producing oil and gas properties, partnership interests and interests under approximately 6 million fee mineral acres throughout the Southern Gulf Coast region of the U.S from International Paper Company and its subsidiaries.

Hallwood Energy Corporation is a public oil and gas company based in Denver, Colorado with properties primarily located in the Permian Basin, the San Juan Basin, South Texas and onshore South Louisiana.

FORWARD-LOOKING STATEMENTS

All the estimates and expectations set forth in this release constitute forward-looking statements within the meaning of the Securities Litigation Reform Act. Although Pure Resources and Hallwood believe that these forward-looking statements are based on reasonable assumptions, they can give no assurance that their expectations will occur and cautions that actual results may differ materially from those estimated in the forward-looking statements. A number of risks could affect the future results of Pure Resources or Hallwood and could cause such material differences. These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and other technical data, competition, reduced availability of drilling services, fluctuations in oil and gas prices and government regulations, as well as other risks discussed in detail in Pure Resources' and Hallwood's SEC filings.